Mail Stop 3561
								August 1, 2005

Kenneth P. Laurent
c/o Savoy Financial Group
6767W. Tropicana Ave., Suite 207
Las Vegas, NV  89103

Re:	  New Design Cabinets, Inc.
        Amendment No. 2 to Registration Statement on Form SB-2
        File No. 333-124060
        Filed July 19, 2005

Dear Mr. Laurent:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please refer to comment 3 in our letter dated July 11, 2005. Paragraph 23 of Schedule A to the Securities Act of 1933 requires that a Section 10 prospectus disclose "the names and addresses of counsel who have passed on the legality of the issue[.]" Please revise your prospectus accordingly, placing the required information under either an Experts or a Legal Matters section heading. In addition, given that the auditor is an expert for purposes of Section
11 in connection with this offering and has properly filed a consent pursuant to Rule 436, it is our belief that naming the auditor as an expert is appropriate disclosure in the prospectus. Please revise your prospectus accordingly, placing the information under an Experts section heading. Finally, we also again remind you to update your table of contents, which continues to list an Interests of Named Experts and Counsel section despite the absence of corresponding disclosure in the body of the prospectus.

Reports to Security Holders, page 15
2. Your disclosure currently includes a reference to "MCI." We assume the reference should be "NDCI." Please revise.



Management`s Discussion and Plan of Operations, page 15
3. Please refer to comment 4 in our letter dated July 11, 2005. Other than revising the order of paragraphs in this section and adding sentences about your planned website and planned marketing in the top two paragraphs on page 16, it does not appear you have made any significant changes in response to the comment. It therefore remains unclear what your plan of operation is for the next twelve months and how you intend to generate the $18,000 in revenues you state you will require to support ongoing operations for the next twelve months. In particular, as currently drafted, the plan of operation disclosure does not appear to contain adequate information about your actual intended products.
Please revise to provide a specific plan of operation, particularly addressing all supplies, materials, product costs, product pricing, etc. related to the prefabricated wine rack kits and custom woodwork products you intend to sell. Please also revise to explain why you have not developed any prefabricated kit prototypes or obtained custom woodwork customers yet nor expect to have any for six to nine months.
Given that you received proceeds of $36,000 from private placements more than six months ago and will not receive proceeds from the pending selling shareholder offering, it is unclear why you have not developed any sample products or sales yet nor expect to do so for at least six to nine more months.
Finally, in these regards, as reflected in comment 1 of our letter dated May 11, 2005, if you are unable to describe a specific business plan, then it appears you may be a blank check company within the meaning of Rule 419 and should revise the registration statement accordingly.

*****

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



      You may contact Andrew Blume, Staff Accountant, at (202)
551-
3254 or George Ohsiek, Senior Staff Accountant, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3725 with any other questions.

								Sincerely,


								H. Christopher Owings
      Assistant Director

cc:	Wendy E. Miller, Esq.
	Fax:  (949) 625-8885
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Kenneth P. Laurent
New Design Cabinets, Inc.
August 1, 2005
Page 1